Exhibit 99.1

TODOS MEDICAL LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON

April 29, 2019

To Our Shareholders:

You are cordially invited to attend the Annual General Meeting of the Shareholders of Todos Medical Ltd., an Israeli corporation, (“Todos” or the “Company”), which will be held on Monday, April 29, 2019, at 10:00 a.m. local time, at the offices of Todos Medical Ltd., 1 HaMada Street, Rehovot Israel.

The purpose of the meeting is:

1.	To present the Financial Statements of the Company for the fiscal year ended December 31, 2018;

2.	To approve a reverse share split of the Company’s ordinary shares within a range of 10:1 to 150:1, to be effective at the ratio and on a date to be determined by the Board of Directors of the Company, and to amend the Articles of Association of the Company accordingly;

3.	To approve a change of control transaction with Amarantus Bioscience Holdings, Inc. (“Amarantus”), currently a 19.99% shareholder of the Company, whereby the Company will issue to Amarantus an additional thirty percent (30%) of the Company in exchange for obtaining Amarantus’s 80.01% ownership stake in our jointly-owned subsidiary Breakthrough Diagnostics, Inc. (“Breakthrough”), such that upon consummation of the transaction the Company will own 100% of Breakthrough and Amarantus will own 49.99% of the Company;

4.	To approve a related-party, loan conversion transaction with Sorry Doll Ltd. (“Sorry Doll”), a company owned by Assaf Gold, the beneficial owner of 5.49% of the Company’s shares (prior to the closing of the loan conversion transaction described in this Paragraph 3) and S.B Nihul Mekarkein Ltd. (“S.B. Nihul”) (together, the “Assignees”), pursuant to which the Company will convert the Assignees’ existing loan to the Company in the amount of approximately US$350,000 into 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at a conversion price of ten cents (US$0.10) per share, and grant to each of the Assignees an option to purchase 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at an exercise price of twenty cents (US$0.20) per share;

5.	To approve the entry by the Company into a related-party, distribution agreement with Care G. B. Plus Ltd. (“Care”), a company fifty-percent owned by Assaf Gold, the beneficial owner of 5.49% of the Company’s shares at the time the Care agreement was signed by the Company (prior to the closing of the loan conversion transaction described in Paragraph 3 above), pursuant to which the Company will appoint Care as its exclusive distributor in Israel for the Company’s breast cancer screening products;

6.	To ratify the entry by the Company into a related-party, convertible bridge loan transaction with DPH Investments Ltd. (“DPH”), the holder of approximately 11.5 % of the Company’s shares at the time of the signing of the convertible bridge loan agreement, pursuant to which DPH provided the Company with a convertible bridge loan in the principal amount of $28,000;

7.	To approve the compensation package of Dr. Herman Weiss, the Company’s Chief Executive Officer;

8.	To approve the adoption by the Company of an executive compensation policy, in accordance with the requirements of Israeli law;

9.	To re-elect the following six directors, each to hold office until our 2020 Annual General Meeting of Shareholders: Herman Weiss, Rami Zigdon, Alon Ostrovitzky, Moshe Schlisser, Moshe Abramovitz, and Colin Bier; and

10.	To re-appoint Fahn Kanne & Co. Grant Thornton Israel as our independent auditor for the year ending December 31, 2019.

These items of business to be transacted at the meeting are more fully described in the proxy statement, which is part of this notice. Currently, we are not aware of any other matters that will come before the Meeting. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The record date for the annual general meeting is Thursday, March 28, 2019. Only stockholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

Shareholders who do not expect to attend the meeting in person are requested to complete, date, sign, and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Even if you plan to attend the meeting, please complete, date, and sign the enclosed proxy card and return it promptly in the postage-paid return envelope in order to ensure that your vote will be counted if you later decide not to, or are unable to, attend the meeting.

Even if you have given your proxy, you may still attend and vote in person at the meeting after revoking your proxy prior to the meeting.

By Order of the Board of Directors

/s/ Herman Weiss, M.D.
Dr. Herman Weiss,
CEO and Director

April 4, 2019

PROXY STATEMENT

TODOS MEDICAL LTD.
1 HaMada Street

Rehovot 7670105, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on April 29, 2019

This Proxy Statement is furnished by and on behalf of the Board of Directors (the “Board”) of Todos Medical Ltd., an Israeli corporation (“we”, “us”, “our”, or the “Company”), in connection with an Annual General Meeting of Shareholders to be held on Monday, April 29, 2019 at 10:00 a.m. local time, at the offices of Todos Medical Ltd., 1 HaMada St., Rehovot Israel.

The record date for the meeting is March 28, 2019. Only stockholders of record at the close of business on that date are entitled to vote at the meeting.

By signing and returning the proxy card, you authorize Dr. Herman Weiss, Chief Executive Officer of Todos, to represent you and vote your shares at the meeting in accordance with your instructions. He may also vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

We are first making available this proxy statement and accompanying materials to shareholders on or about April 4, 2019.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY SUBMIT YOUR PROXY BY SIGNING AND DATING A PROXY CARD AND RETURNING IT TO US IN THE ENVELOPE PROVIDED.

Questions and Answers about the Annual General Meeting of Shareholders

What is the purpose of the Annual General Meeting of Shareholders?

At the Annual General Meeting of Shareholders, the Financial Statements of the Company for the fiscal year ended December 31, 2018 will be presented to the shareholders, and the shareholders will be asked to approve:

1.	A reverse share split of the Company’s ordinary shares within a range of 10:1 to 150:1, to be effective at the ratio and on a date to be determined by the Board of Directors of the Company, and to amend the Articles of Association of the Company accordingly (Proposal 1);

2.	A change of control transaction with Amarantus Bioscience Holdings, Inc. (“Amarantus”), currently a 19.99% shareholder of the Company, whereby the Company will issue to Amarantus an additional thirty percent (30%) of the Company in exchange for obtaining Amarantus’s 80.01% ownership stake in our jointly-owned subsidiary Breakthrough Diagnostics, Inc. (“Breakthrough”), such that upon consummation of the transaction the Company will own 100% of Breakthrough and Amarantus will own 49.99% of the Company (Proposal 2);

3.	A related-party, loan conversion transaction with Sorry Doll Ltd. (“Sorry Doll”), a company owned by Assaf Gold, the beneficial owner of 5.49% of the Company’s shares (prior to the closing of the loan conversion transaction described in this Paragraph 3) and S.B Nihul Mekarkein Ltd. (“S.B. Nihul”) (together, the “Assignees”), pursuant to which the Company will convert the Assignees’ existing loan to the Company in the amount of approximately US$350,000 into 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at a conversion price of ten cents (US$0.10) per share, and grant to each of the Assignees an option to purchase 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at an exercise price of twenty cents (US$0.20) per share (Proposal 3);

4.	The entry by the Company into a related-party distribution agreement with Care G. B. Plus Ltd. (“Care”), a company fifty-percent owned by Assaf Gold, the beneficial holder of 5.49% of the Company’s shares at the time the Care agreement was signed by the Company (prior to the closing of the loan conversion transaction described in Paragraph 3 above), pursuant to which the Company will appoint Care as its exclusive distributor in Israel for the Company’s breast cancer screening products (Proposal 4);

5.	The entry by the Company into a related-party convertible bridge loan transaction DPH Investments Ltd. (“DPH”), the holder of approximately 11.5% of the Company’s shares at the time of the signing of the convertible bridge loan agreement, pursuant to which DPH provided the Company with a convertible bridge loan in the principal amount of $28,000 (Proposal 5);

6.	The compensation package of the Company’s Chief Executive Officer (Proposal 6);

7.	The adoption by the Company of a compensation policy (Proposal 7);

8.	The re-election of the following six directors, each to hold office until our 2020 Annual General Meeting of Shareholders: Herman Weiss, Rami Zigdon, Alon Ostrovitzky, Moshe Schlisser, Moshe Abramovitz, and Colin Bier (Proposal 8); and

9.	The re-appointment of Fahn Kanne & Co. Grant Thornton Israel as our independent auditor for the year ending December 31, 2019 (Proposal 9).

Who is entitled to vote?

The record date for the meeting is March 28, 2019 (the “Record Date”). Only shareholders of record at the close of business on that date are entitled to vote at the meeting. Each Ordinary Share of the Company entitles the holder thereof to one vote on each matter properly brought before the Annual General Meeting. As of the Record Date, 90,386,931 Ordinary Shares were issued and outstanding.

What is the difference between being a “record holder” and holding shares in “street name”?

A record holder holds shares in his or her name. Shares held in “street name” means shares that are held in the name of a bank or broker on a person’s behalf.

Am I entitled to vote if my shares are held in “street name”?

If your shares are held by a bank or a brokerage firm, you are considered the “beneficial owner” of shares held in “street name”. If your shares are held in street name, the proxy materials are being forwarded to you by your bank or brokerage firm (the “record holder”), along with a voting instruction card. As the beneficial owner, you have the right to direct your record holder how to vote your shares, and the record holder is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank or broker, the shares will be treated as broker non-votes. You are also invited to attend the annual meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your bank or broker.

What is the quorum requirement?

A quorum is necessary to hold a valid meeting. The quorum required for a general meeting of shareholders consists of at least two shareholders present, in person or by proxy, who hold shares conferring at least 25% of the voting power of our company. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place, or any time and place as the directors designate in a notice to the shareholders. At such adjourned meeting, any two (2) shareholders present in person or by proxy shall constitute a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement.

Who can attend the Annual General Meeting of Shareholders?

All Todos shareholders of record as of the close of business on March 28, 2019 may attend the Annual General Meeting of Shareholders.

How many votes do I have?

On each matter to be voted upon, you have one vote for each Ordinary Share you own as of the Record Date.

Can I change my vote after I submit my proxy?

If you are a record holder of shares, you may revoke your proxy and change your vote at any time before your proxy is actually voted:

●	by signing and delivering another proxy with a later date;

●	by giving written notice of such revocation to our corporate secretary prior to or at the meeting; or

●	by voting in person at the meeting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your bank, broker or other record holder, or, if you have obtained a legal proxy from your bank, broker or other record holder giving you the right to vote your shares, by attending the meeting and voting in person. Your attendance at the meeting itself will not revoke your proxy unless you give written notice of revocation to our corporate secretary before your proxy is voted or before you vote in person at the meeting.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count “For” and “Against” votes, abstentions, and broker non-votes.

How does the Board of Directors recommend I vote on the proposals?

Your Board recommends that you vote FOR:

●	The approval of a reverse share split of the Company’s ordinary shares within a range of 50:1 to 100:1, to be effective at the ratio and on a date to be determined by the Board of Directors of the Company, and the amendment of the Articles of Association of the Company accordingly;

●	The approval of a change of control transaction with Amarantus Bioscience Holdings, Inc. (“Amarantus”), currently a 19.99% shareholder of the Company, whereby the Company will issue to Amarantus an additional thirty percent (30%) of the Company in exchange for obtaining Amarantus’s 80.01% ownership stake in our jointly-owned subsidiary Breakthrough Diagnostics, Inc. (“Breakthrough”), such that upon consummation of the transaction the Company will own 100% of Breakthrough and Amarantus will own 49.99% of the Company;

●	The approval of a related-party loan conversion transaction with Sorry Doll Ltd. (“Sorry Doll”), a company owned by Assaf Gold, the beneficial owner of 5.49% of the Company’s shares (prior to the closing of the loan conversion transaction described in this paragraph) and S.B Nihul Mekarkein Ltd. (“S.B. Nihul”) (together, the “Assignees”), pursuant to which the Company will convert the Assignees’ existing loan to the Company in the amount of approximately US$350,000 into 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at a conversion price of ten cents (US$0.10) per share, and grant to each of the Assignees an option to purchase 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at an exercise price of twenty cents (US$0.20) per share;

●	The approval of entry by the Company into a distribution agreement with Care G. B. Plus Ltd. (“Care”), a company fifty-percent owned by Assaf Gold, the beneficial owner 5.49% of the Company’s shares at the time the Care agreement was signed by the Company (prior to the closing of the loan conversion transaction described in the preceding paragraph), pursuant to which the Company will appoint Care as its exclusive distributor in Israel for the Company’s breast cancer screening products;

●	The ratification of entry by the Company into a related-party, convertible bridge loan transaction with DPH Investments Ltd. (“DPH”), the holder of approximately 11.5% of the Company’s shares at the time of the signing of the convertible bridge loan agreement, pursuant to which DPH provided the Company with a convertible bridge loan in the principal amount of $28,000;

●	The approval of the compensation package of the Company’s Chief Executive Officer;

●	The approval of the adoption by the Company of a compensation policy;

●	The re-election of Herman Weiss, Rami Zigdon, Alon Ostrovitzky, Moshe Schlisser, Moshe Abramovitz, and Colin Bier to the Board of Directors, each to hold office until our 2020 Annual General Meeting of Shareholders; and

●	The re-appointment of Fahn Kanne & Co. Grant Thornton Israel as our independent auditor for the year ending December 31, 2019.

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, the persons named as proxies will vote in accordance with the recommendations of the Board of Directors as described above.

Will any other business be conducted at the meeting?

As of the date of this proxy statement, we know of no other business that will be presented at the meeting. If any other matter arises and is presented properly to the stockholders for a vote at the meeting, the proxy holders will vote your shares in accordance with their best judgment.

How many votes are required to approve the reverse share split?

The approval of the reverse share split requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy).

How many votes are required to approve the change of control transaction with Amarantus Bioscience Holdings, Inc.?

The approval of the change of control transaction with Amarantus requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy), provided that at least one of the following conditions is satisfied: (a) Such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and who do not have a personal interest in the change of control transaction with Amarantus (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or (b) The total number of shares voted against the change of control transaction with Amarantus by non-controlling shareholders and by shareholders who do not have a personal interest in the change of control transaction with Amarantus (other than a personal interest not deriving from a relationship with a controlling shareholder) does not exceed two percent (2%) of the aggregate voting rights in the Company.

The term “controlling shareholder” is defined in the Israeli Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company.

The term “personal interest” is defined in the Israeli Companies Law as a person’s or entity’s personal interest in an act or a transaction of a company, (i) including the personal interest of (a) a relative (as defined below) of the person; and (b) an entity in which the person or entity or any relative of the person serves as a director or the chief executive officer, owns at least 5% of its issued share capital or voting rights or has the right to appoint one or more directors or the chief executive officer, but (ii) excluding a personal interest arising solely from the ownership of shares in the company. In the case of a person voting by proxy, “personal interest” includes the personal interest of the shareholder granting the proxy or the proxy holder (even if the proxy holder has no personal interest in the matter), whether or not the proxy holder has discretion how to vote.

How many votes are required to approve the related-party, loan conversion transaction with Sorry Doll Ltd. and S.B Nihul Mekarkein Ltd.?

The approval of the related-party, loan conversion transaction with the Assignees requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy), provided that at least one of the following conditions is satisfied: (a) Such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and who do not have a personal interest in the loan conversion transaction with the Assignees (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or (b) The total number of shares voted against the loan conversion transaction with the Assignees by non-controlling shareholders and by shareholders who do not have a personal interest in the loan conversion transaction with the Assignees (other than a personal interest not deriving from a relationship with a controlling shareholder) does not exceed two percent (2%) of the aggregate voting rights in the Company.

How many votes are required to approve the entry by the Company into a related-party, distribution agreement with Care G.B. Plus Ltd.?

The approval of the entry into a related-party, distribution agreement with Care requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy), provided that at least one of the following conditions is satisfied: (a) Such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and who do not have a personal interest in the entry into a distribution agreement with Care (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or (b) The total number of shares voted against the entry into a distribution agreement with Care by non-controlling shareholders and by shareholders who do not have a personal interest in the distribution agreement with Care (other than a personal interest not deriving from a relationship with a controlling shareholder) does not exceed two percent (2%) of the aggregate voting rights in the Company.

How many votes are required to ratify the entry by the Company into a related-party, convertible bridge loan transaction with DPH Investments Ltd.?

The ratification of the entry into a related-party, convertible bridge loan transaction with DPH requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy), provided that at least one of the following conditions is satisfied: (a) Such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and who do not have a personal interest in the entry into a convertible bridge loan transaction with DPH (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or (b) The total number of shares voted against the entry into a convertible bridge loan transaction with DPH by non-controlling shareholders and by shareholders who do not have a personal interest in the convertible bridge loan transaction with DPH (other than a personal interest not deriving from a relationship with a controlling shareholder) does not exceed two percent (2%) of the aggregate voting rights in the Company.

How many votes are required to approve the compensation package of the Company’s Chief Executive Officer?

The approval of the compensation package of the Company’s Chief Executive Officer requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy), provided that at least one of the following conditions is satisfied: (a) Such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and who do not have a personal interest in the compensation package of the Company’s Chief Executive Officer (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or (b) The total number of shares voted against the compensation package of the Company’s Chief Executive Officer by non-controlling shareholders and by shareholders who do not have a personal interest in the compensation package of the Company’s Chief Executive Officer (other than a personal interest not deriving from a relationship with a controlling shareholder) does not exceed two percent (2%) of the aggregate voting rights in the Company. Under Israeli law, in certain circumstances, the Compensation Committee, followed by the Board of Directors, may approve the compensation package of the Company’s Chief Executive Officer even if the shareholders at the annual meeting do not provide their approval, provided that the Compensation Committee, followed the Board of Directors, override the shareholder decision after re-evaluating the issue and discussing the shareholders’ opposition.

How many votes are required to approve the adoption by the Company of a compensation policy?

The approval of the adoption by the Company of a compensation policy requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy), provided that at least one of the following conditions is satisfied: (a) Such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and who do not have a personal interest in such compensation policy; or (b) The total number of shares voted against the compensation policy by non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy does not exceed two percent (2%) of the aggregate voting rights in the Company.

How many votes are required to elect the directors?

The election of the directors requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy).

How many votes are required to appoint our independent auditor?

The appointment of Fahn Kanne & Co. Grant Thornton Israel as our independent auditor requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

What is an abstention and how will abstentions be treated?

An “abstention” represents a stockholder’s affirmative choice to decline to vote on a proposal. Abstained shares are treated as shares present for quorum and entitled to vote, so they will have the same practical effect as votes against a proposal.

How will broker non-votes be treated?

Broker non-votes will be treated as shares present for quorum purposes, but not considered entitled to vote on that matter. Therefore, broker non-votes do not count as votes for or against any proposal.

Where can I find the voting results of the Annual General Meeting of Shareholders?

We plan to announce preliminary voting results at the Annual General Meeting of Shareholders and to publish final results in a Current Report on Form 6-K to be filed with the Securities and Exchange Commission (the “SEC”) within four days of the Annual General Meeting of Shareholders.

Reporting Requirements

This Proxy Statement provides you with detailed information about the matters on which you are requested to vote your shares. We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC.

Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website at www.sec.gov. We encourage you to read the entire Proxy Statement carefully.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Notice of Annual General Meeting of Shareholders and Proxy Statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act. Should changes be made to any proposal after the publication of this Proxy Statement, we will communicate the changes to our shareholders through the filing with the SEC of a Form 6-K.

PROPOSAL 1 – REVERSE SHARE SPLIT

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S SHARE CAPITAL AND AMENDING THE ARTICLES OF ASSOCIATION ACCORDINGLY

Purpose of the Reverse Share Split

The Company’s shares are currently quoted on the OTC Markets’ OTCQB Market.

The Company believes that the reverse share split is advisable in order to make our Ordinary Shares more attractive to a broader range of investors, including professional investors, institutional investors, and the general investing public. For example, large US institutional investors do not regularly invest in stocks trading below $5.00 per share. Our board of directors believes that the anticipated increased price resulting from the reverse share split may generate additional interest and trading in our Ordinary Shares.

In addition, the Company believes that the reverse share split will allow for a possible listing of the Ordinary Shares of the Company on the Nasdaq Global Market, which requires a minimum bid price of $4.00 per share.

The Company therefore seeks approval of the shareholders to effect a reverse share split of the Company’s outstanding Ordinary Shares within a range of 10:1 to 150:1 and to amend the Articles of Association to effect such reverse share split.

The reverse share split, if approved by the Company’s shareholders, is intended to enable the Company to comply with Nasdaq’s minimum bid price requirement of $4.00. The Company believes that the listing of the Company’s shares on the Nasdaq Capital Market will enable the Company to maintain greater access to the public capital markets and will afford the Company’s shareholders greater liquidity with respect to their shareholdings in the Company.

If this proposal is approved, the Board will have the authority to decide, within three months of the meeting, whether to implement the reverse share split and the exact ratio for the reverse share split within this range if it is to be implemented. If the reverse share split is implemented, the number of authorized as well as the number of issued and outstanding Ordinary Shares would be reduced in accordance with the exchange ratio selected by the Board.

In the event that the Company’s shareholders do not approve the reverse share split and the proposed amendments to the Company’s Articles of Association, the Company’s Ordinary Shares will continue to be quoted on the OTCQB. The OTC Market is generally considered to be a less efficient market than the Nasdaq Capital Market, and the share price, as well as the liquidity of the Ordinary Shares, may be adversely affected, as remaining on the OTCQB would negatively impact the Company’s ability to secure new financing.

Accordingly, the board recommends that the shareholders approve the reverse share split as described above on a date to be announced by the Company and authorize the Company to amend the Articles of Association accordingly. If the reverse share split is approved by our shareholders, the Company will issue a press release announcing the effective date of the reverse share split and the exact ratio for the reverse share split, and will amend the Articles of Association to effect such reverse split.

As a result of the reverse share split, the total number of Ordinary Shares outstanding and the total number of authorized shares will be reduced, and the par value per share will be increased proportionately. For example, if the reverse share split is approved and the Board proceeds with a reverse split of 100:1, then the 1,000,000,000 shares, par value NIS 0.01 per share, authorized, will be reduced to 10,000,000 shares. Since the total issued principle amount of the share capital remains the same after the split, the par value per share in this example would be increased from NIS 0.01 to NIS 1 per share.

While our Board of Directors believes that the potential advantages of a reverse share split outweigh any actual or potential disadvantages, if the Company does effect a reverse share split there can be no assurance that:

(a) our Ordinary Shares will trade at a price in proportion to the reduction in the number of outstanding shares resulting from the reverse share split;

(b) following such reverse share split the Company’s Ordinary Shares will be approved for listing on the Nasdaq Capital Market;

(c) the liquidity of our Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the reverse share split;

(d) engaging in a reverse share split will not be perceived in a negative manner by investors, analysts, or other stock market participants; or

(e) the reverse share split will not result in some shareholders owning “odd-lots” of less than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

The exercise price and the number of shares issuable pursuant to outstanding options, warrants, capital notes and convertible debentures will be adjusted pursuant to the terms of such instruments in connection with such reverse-split. Therefore, and for example, if the reverse share split is approved and the Board proceeds with a reverse split of 100:1, then for every 100 old Ordinary Shares previously issuable upon exercise of the options, warrants, capital notes and convertible debentures, the holders of these convertible securities will, upon exercise thereof, now receive one Ordinary Share of NIS 1 par value, for the same aggregate amount of consideration paid.

Certain U.S. Federal Income Tax Consequences

Generally, the reverse share split will not result in the recognition of gain or loss for U.S. federal income tax purposes. The total adjusted tax basis of the aggregate number of new Ordinary Shares will be the same as the total adjusted basis of the aggregate number of Ordinary Shares held by a shareholder immediately prior to the reverse share split and the holding period of the Ordinary Shares after the reverse share split will include the holding period of the Ordinary Shares held prior to the reverse share split. No gain or loss will be recognized by the Company as a result of the reverse share split.

Certain Israeli Tax Consequences

The following discussion summarizing certain Israeli income tax consequences is based on the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the policy of the Israeli Tax Authority (“ITA”) as currently in place, and is for general information only. Shareholders are urged to consult their own tax advisors to determine the particular consequences to them.

Generally, a reverse share split will be viewed for Israeli tax purposes as a sale of the Ordinary Shares held by each shareholder, with the consideration being the new Ordinary Shares received in the reverse share split. Such sale of Ordinary Shares will generally be viewed as a capital gain tax event for Israeli tax purposes and will result in the recognition of capital gain or capital loss for Israeli income tax purposes, unless an applicable exemption is provided in Israeli tax law or under an applicable treaty for the prevention of double taxation which exists between the State of Israel and the country of residence of the shareholder.

However, it is possible to approach the ITA in order to obtain an advanced tax ruling (“the ruling”), prior to the reverse share split. If obtained, the ruling may provide that the reverse share split will not be considered as a sale of shares for Israeli tax purposes. Such ruling could also provide that the purchase price (as adjusted for the split) and purchase date for tax purposes in future selling of the new Ordinary Shares will be identical to the purchase price and purchase date of the Ordinary Shares. It is likely that the ruling will be conditioned and based on the following facts: the reverse share split shall apply the same conversion ratio for all of the shareholders; there will be no change in the shareholders’ rights (whether in their voting rights or rights for profits) as a result of the reverse share split; the reverse share split shall not include any consideration or economic benefit (whether by cash or by cash equivalents) paid or accrued to the shareholders or to the company; the economical value of all of the issued shares shall not be affected by the reverse share split.

THE US AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SHARE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OFTHE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF A REVERSE SHARE SPLIT.

Fractional Shares

No fractional shares will be issued as a result of the reverse-split. Instead, all fractional shares will be rounded up to the next whole number of shares.

Exchange of Share Certificates

Shortly after the reverse share split becomes effective, each holder of an outstanding certificate representing Ordinary Shares will receive from Worldwide Stock Transfer Company, the Company’s exchange agent (the “Exchange Agent”), instructions for the surrender of such certificate to the Exchange Agent. Such instructions will include a form of Transmittal Letter to be completed and returned to the Exchange Agent. As soon as practicable after the surrender to the Exchange Agent of any certificate that prior to the effective date of the reverse share split represented Ordinary Shares, together with a duly executed Transmittal Letter and any other documents the Exchange Agent may specify, the Exchange Agent shall deliver to the person in whose name such certificate had been issued certificates registered in the name of such person representing the whole number of Ordinary Shares into which the Ordinary Shares previously represented by the surrendered certificate shall have been reclassified.

Until surrendered as contemplated herein, each certificate that immediately prior to the reverse share split represented any Ordinary Shares shall be deemed at and after the reverse share split to represent the whole number of Ordinary Shares contemplated by the preceding sentence. Each certificate representing Ordinary Shares issued in connection with the reverse share split will continue to bear any legends restricting the transfer of such shares that were borne by the surrendered certificates representing the Ordinary Shares.

No service charges, brokerage commissions or transfer taxes shall be payable by any holder of any certificate that prior to approval of the reverse share split represented any Ordinary Shares, except that if any certificates for Ordinary Shares are to be issued in a name other than that in which the certificates for Ordinary Shares surrendered are registered, it shall be a condition of such issuance that (i) the person requesting such issuance shall pay to the Company any transfer taxes payable by reason thereof (or prior to transfer of such certificate, if any) or establish to the satisfaction of the Company that such taxes have been paid or are not payable, (ii) such transfer shall comply with all applicable federal and state securities laws, and (iii) such surrendered certificate shall be properly endorsed and otherwise be in proper form for transfer.

Upon the implementation of the Reverse Split, we intend to treat shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse share split for their beneficial holders holding our Ordinary Shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the reverse share split.

Shareholders who hold our Ordinary Shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

The Board of Directors will present the following resolution at the meeting:

“RESOLVED to approve a reverse share split of the Company’s ordinary shares in a ratio to be determined by the Board of Directors in a range between 10:1 to 150:1, effective on the date to be announced by the Company, and to amend the Articles of Association accordingly.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the meeting in person or by proxy and voting thereon is necessary for approval of the reverse share split and to amend the Articles of Association accordingly.

Board of Directors’ Recommendation

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF A REVESRE SHARE SPLIT AND THE AMENDMENT OF THE ARTICLES OF ASSOCATION AS DESCRIBED.

PROPOSAL 2:  CHANGE OF CONTROL TRANSACTION WITH AMARANTUS

APPROVAL OF A CHANGE OF CONTROL TRANSACTION WITH AMARANTUS, SUCH THAT UPON CONSUMMATION OF THE TRANSACTION THE COMPANY WILL OWN 100% OF BREAKTHROUGH DIAGNOSTICS, INC. AND AMARNATUS WILL OWN 49.99% OF THE COMPANY.

Background

Amarantus Bioscience Holdings, Inc., (“Amarantus”) had entered into an amended and restated license agreement with the University of Leipzig (the “License Agreement”), pursuant to which Amarantus obtained an exclusive license to develop and commercialize the LymPro Test®, an immune-based neurodiagnostic blood test for the detection of Alzheimer’s disease (the “License”)

On February 27, 2019, the Company entered into a joint venture agreement with Amarantus, pursuant to which the Company issued Ordinary Share representing 19.99% of the Company to Amarantus, in exchange for Amarantus transferring to the Company 19.99% of Breakthrough Diagnostics, Inc. (“Breakthrough”), a wholly-owned subsidiary of Amarantus, and for Amarantus assigning the License Agreement to Breakthrough. In addition, as part of the transaction, the Company provided Amarantus with an interest-free loan in the amount of $45,000 to be used to pay certain financial obligations of Amarantus owed to the University of Leipzig prior to the assignment of the License to Breakthrough, in connection with the License Agreement and a related Sponsored Research Agreement. The maturity date of the loan is May 1, 2019. In addition, the Company provided Breakthrough with an interest-free loan in the amount of $135,000 to be used to pay certain financial obligations of Breakthrough owed to the University of Leipzig after the assignment of the License to Breakthrough, in connection with the license agreement and the related sponsored research agreement. The maturity date of this loan is September 30, 2019. The Company expects to loan to Breakthrough up to an additional $180,000 to cover additional fees that will be owed by Breakthrough to the University of Leipzig in connection with the license agreement and the sponsored research agreement.

As part of the joint venture with Amarantus, the Company was granted an option to acquire the remaining 80.01% of Breakthrough held by Amarantus in exchange for the issuance to Amarantus of Ordinary Shares of the Company representing an additional thirty percent (30%) of the Company, such that upon consummation of the transaction the Company will own 100% of Breakthrough and Amarantus will own 49.99% of the Company.

Exercise of the Option

The Board of Directors of the Company has decided to exercise the option and purchase the remaining outstanding share capital of Breakthrough. The Company believes that the change of control transaction with Amarantus is advisable and lies in the best interests of the Company and its shareholders for various reasons.

The Company believes that the LymPro Test is positioned as potentially the first diagnostic blood test for Alzheimer’s disease. The LymPro Test is a diagnostic blood test that determines the ability of peripheral blood lymphocytes (PBLs) and monocytes to withstand an exogenous mitogenic stimulation that induces them to enter the cell cycle. Scientists believe that certain diseases, most notably Alzheimer’s disease, may be the result of compromised cellular machinery that leads to aberrant cell cycle re-entry by neurons which then leads to apoptosis. LymPro Test uses peripheral blood lymphocytes as a surrogate for neuronal cell function, suggesting a common relationship between PBLs and neurons in the brain. The LymPro Test focuses on measuring immune markers that are directly linked to the cell proliferation processes and expands our understanding of how the body’s immune system responds to disease. The Company believes that the LymPro Test may use the body’s immune system response to diagnose early and monitor the progression of Alzheimer’s disease, which has the potential to be an invaluable tool for pharmaceutical companies’ development of novel treatments for Alzheimer’s.

The LymPro Test is in-licensed from the Leipzig University in Germany from the work of Dr. Thomas Arendt, a pioneer in Alzheimer’s research. At AAIC in 2015, Amarantus reported full data on a clinical trial it conducted in the United States showing a strong correlation between LymPro and an ultimate Alzheimer’s diagnosis. The feedback Amarantus received from large pharmaceutical companies was to obtain correlation data between LymPro and amyloid and/or tau.  In 2016, Dr. Arendt initiated a clinical study to measure the correlation between LymPro and amyloid/tau. Breakthrough has engaged Dr. Michael Ropacki, an expert in the field of pharmaceutical diagnostic development, to serve as Chief Medical Advisor for Breakthrough. We expect significant renewed interest in the LymPro story based on this new data.

Acquiring 100% ownership of Breakthrough and its License from the University of Leipzig will strengthen the Company’s knowledge in its core field of activities and enable the Company to expand into the field of diagnostic testing for Alzheimer’s disease.

In addition, the Company believes that this transaction will establish Amarantus as a committed long-term strategic investor in the Company. Amarantus is a publicly traded biotechnology company focused on developing therapeutic products with the potential for orphan drug designation in the areas of neurology, psychiatry, ophthalmology and regenerative medicine, and diagnostics in neurology. More specifically, Amarantus has assigned its license to the Lympro Test to Breakthrough and will play a pivotal role in bringing this potentially disruptive technology to the diagnostic marketplace. The Company believes that engaging with a strategic investor like Amarantus that has a serious interest in the long-term success of the Company advantages all shareholders.

Shareholder Approval

Shareholder approval of the change of control transaction with Amarantus is required pursuant to the Israel Companies Law.

As an Israeli company we are subject to the Israel Companies Law. Section 328(a) of the Israel Companies Law provides that a purchase of shares of a public company may not be made other than by way of a “special tender offer” meeting certain requirements if, among other things, as a result of the purchase, the purchaser would own or would be deemed to beneficially own either (i)  more than 25.0% of the aggregate voting power of the company and no other person owns at least 25.0% of the aggregate voting power of the company or (ii) more than 45.0% of the aggregate voting power of the company and no other person owns at least 45.0% of the aggregate voting power of the company.  However, Section 328(b) provides for an exception to the requirement that the share acquisition of 25% / 45% of a company must be done by means of a special tender offer where the acquisition is made in a private placement that has been approved by the shareholders at a shareholder general meeting. Accordingly, we are seeking shareholder approval of the change of control transaction with Amarantus, so that the special tender offer rules under the Israel Companies Law will not apply to the transaction.

If the Amarantus transaction is approved, following the exercise of the option, Amarantus will hold 49.99% of the Company. Our existing shareholders will experience substantial dilution, which will significantly diminish the value and voting power of our current shareholders’ investment in the Company’s Ordinary Shares. Based on its significant ownership position, Amarantus will, after the closing of the transaction, alone possess sufficient voting power to influence significantly, or potentially have de facto control over, the outcome of key matters requiring shareholder approval.

If shareholders do not approve the Amarantus transaction, the Company will retain its 19.99% ownership of Breakthrough, but will not be in a position to fully exploit the LymPro technology. In addition, our management will be required to divert attention from our business to identify and negotiate transactions for the licensing of other intellectual property with other companies, which may be difficult to do on terms favorable to the Company and its shareholders. Moreover, the failure to exercise the option and acquire 100% of Breakthrough under the Amarantus transaction could also, among other things, adversely impact our liquidity and financial condition by making the Company less attractive to potential investors, which may exacerbate issues regarding our ability to continue as a going concern and affect our ability to comply with the Nasdaq listing standards.

The Board of Directors will present the following resolution at the meeting:

RESOLVED, to approve a change of control transaction with Amarantus Bioscience Holdings, Inc., currently a 19.99% shareholder of the Company, whereby the Company will issue to Amarantus an additional thirty percent (30%) of the Company in exchange for obtaining Amarantus’s 80.01% ownership stake in our jointly-owned subsidiary Breakthrough Diagnostics, Inc., such that upon consummation of the transaction the Company will own 100% of Breakthrough and Amarantus will own 49.99% of the Company.

The approval of the change of control transaction with Amarantus requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy), provided that at least one of the following conditions is satisfied: (a) Such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and who do not have a personal interest in the change of control transaction with Amarantus (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or (b) The total number of shares voted against the change of control transaction with Amarantus by non-controlling shareholders and by shareholders who do not have a personal interest in the change of control transaction with Amarantus (other than a personal interest not deriving from a relationship with a controlling shareholder) does not exceed two percent (2%) of the aggregate voting rights in the Company.

Board of Directors’ Recommendation

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE CHANGE OF CONTROL TRANSACTION WITH AMARANTUS BIOSCIENCE HOLDINGS, INC., SUCH THAT UPON CONSUMMATION OF THE TRANSACTION THE COMPANY WILL OWN 100% OF BREAKTHROUGH DIAGNOSTICS, INC. AND AMARANTUS WILL OWN 49.99% OF THE COMPANY.

PROPOSAL 3:  LOAN CONVERSION TRANSACTION WITH SORRY DOLL LTD. AND S.B. NIHUL MEKARKEIN LTD.

APPROVAL OF A LOAN CONVERSION TRANSACTION WITH THE ASSIGNEES PURSUANT TO WHICH THE COMPANY WILL CONVERT THE ASSIGNEES’ EXISTING LOAN TO THE COMPANY IN THE AMOUNT OF US$350,000 AT A CONVERSION PRICE OF TEN CENTS ($0.10) PER SHARE, AND GRANT TO EACH OF THE ASSIGNEES AN OPTION TO PURCHASE 3,500,000 ORDINARY SHARES AT AN EXERCISE PRICE OF US$0.20 PER SHARE.

Background

Mr. Yitzhak Ostrovitzky, the father of one of the Company’s directors, Alon Ostrovitzky, granted the Company a loan in order to fund the Company’s ongoing operations. This loan had not been memorialized in a written document. Rather, the lender was present during meetings of the Board of Directors, at which the terms of repayment were approved and agreed upon.

By agreement dated November 28, 2018, Yitzhak Ostrovitzky assigned the unpaid balance of his loan in the amount of approximately $350,000 to Sorry Doll Ltd. (“Sorry Doll”), a company owned by Assaf Gold, the beneficial owner of 5.49% of the Company’s shares (prior to the closing of the loan conversion transaction described in this Proposal 3) and S.B. Nihul Mekarkein Ltd. (“S.B. Nihul”) (together, the “Assignees”).

Loan Conversion Transaction

The Company and the Assignees have agreed that instead of having the Company repay the loan to the Assignees, the Company will convert the outstanding balance of the Assignees ’s loan in the amount of approximately $350,000 into 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at a conversion price of ten cents (US$0.10) per share, and grant to each of the Assignees an option to purchase 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at an exercise price of twenty cents (US$0.20) per share. The option shall be in effect for five years from November 28, 2018.

Since Assaf Gold, the owner of Sorry Doll, beneficially owned approximately 5.49% of the Company at the time of the signing of the assignment and loan conversion agreement, the loan conversion transaction is a related party transaction that requires shareholder approval.

The Company believes that the loan conversion transaction with the Assignees is advisable since the Company does not currently have the funds to repay the loan, and converting the loan into shares will enable the Company to utilize its available cash in accordance with the Company’s business plan to further develop the Company’s products and raise additional financing.

If the loan conversion transaction with the Assignees is approved, following the conversion of the loan and the grant of the options, Assaf Gold will beneficially own approximately 9.83% of the Company (assuming exercise of the options), and S.B. Nihul will hold approximately 6.925% of the Company (assuming exercise of the options). Our existing shareholders will experience substantial dilution, which will significantly diminish the value and voting power of our current shareholders’ investment in the Company’s Ordinary Shares.

If shareholders do not approve the loan conversion transaction with the Assignees, the Assignees’ loan will remain outstanding, and it could adversely impact the Company’s liquidity and financial condition by making the Company less attractive to potential investors and by exacerbating issues regarding the Company’s ability to continue as a going concern.

The Board of Directors will present the following resolution at the meeting:

RESOLVED, to approve a loan conversion transaction with Sorry Doll Ltd., a company owned by Assaf Gold, the beneficial owner of 5.49% of the Company’s shares (prior to the closing of this loan conversion transaction) and S.B Nihul Mekarkein Ltd., , pursuant to which the Company will convert their existing loan to the Company in the amount of approximately US$350,000 into 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at a conversion price of ten cents (US$0.10) per share, and to grant to each of Sorry Doll and S.B. Nihul an option to purchase 3,500,000 Ordinary Shares of the Company, par value NIS 0.01, at an exercise price of twenty cents (US$0.20) per share.

The approval of the loan conversion transaction with the Assignees requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy), provided that at least one of the following conditions is satisfied: (a) Such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and who do not have a personal interest in the loan conversion transaction with the Assignees (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or (b) The total number of shares voted against the loan conversion transaction with the Assignees by non-controlling shareholders and by shareholders who do not have a personal interest in the loan conversion transaction with the Assignees (other than a personal interest not deriving from a relationship with a controlling shareholder) does not exceed two percent (2%) of the aggregate voting rights in the Company.

Board of Directors’ Recommendation

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF A LOAN CONVERSION TRANSACTION WITH SORRY DOLL LTD. AND S.B. NIHUL MEKARKEIN LTD. PURSUANT TO WHICH THE COMPANY WILL CONVERT SORRY DOLL’S AND S.B. NIHUL’S EXISTING LOAN TO THE COMPANY IN THE AMOUNT OF US$350,000 AT A CONVERSION PRICE OF TEN CENTS ($0.10) PER SHARE, AND GRANT TO EACH OF SORRY DOLL AND S.B. NIHUL AN OPTION TO PURCHASE 3,500,000 ORDINARY SHARES AT AN EXERCISE PRICE OF US$0.20 PER SHARES.

PROPOSAL 4:  DISTRIBUTION AGREEMENT WITH CARE G.B. PLUS LTD.

APPROVAL OF ENTRY BY THE COMPANY INTO A DISTRIBUTION AGREEMENT WITH CARE PURSUANT TO WHICH THE COMPANY WILL APPOINT CARE AS ITS EXCLUSIVE DISTRIBUTION IN ISRAEL

The Company and Care G.B. Plus Ltd. (“Care”), a company fifty-percent owned by Assaf Gold, the beneficial owner of approximately 5.49% of the Company’s shares at the time the Care agreement was signed by the Company (prior to the closing of the loan conversion transaction described in Proposal 3 above), entered into a distribution agreement on December 20, 2018, whereby the Company agreed to appoint Care as its exclusive distributor in Israel for the Company’s breast cancer screening products. Pursuant to the agreement, the Company will appoint Care as its exclusive distributor in Israel, and Care undertakes to establish at least one laboratory in Israel to support the assay protocol and to run a fifty (50) patient pilot trial to evaluate the performance of the laboratory and Care’s support team. Care shall be entitled to purchase the Company’s breast cancer screening products from the Company for resale to customers in Israel at a price between US$60 and US$80, with the actual price to be agreed upon by the parties.

Since Assaf Gold beneficially owned approximately 5.49% of the Company (prior to the closing of the loan conversion transaction described in Proposal 3 above), entry into a distribution agreement with Care is a related party transaction that requires shareholder approval.

The Company believes that entry into a distribution agreement with Care is advisable since the Company does not currently have a distributor for its products in Israel and pursuant to the agreement, in addition to marketing and selling the Company’s products, Care has undertaken to establish a local laboratory and perform customer pilot trials.

If shareholders do not approve entry into a distribution agreement with Care, the Company will not have a distributor Israel, and will need to identify a distributor and negotiate a distribution agreement with another company, which may be difficult to do on terms favorable to the Company and its shareholders.

The Board of Directors will present the following resolution at the meeting:

RESOLVED, to approve the entry by the Company into a distribution agreement with Care G.B. Plus Ltd., a company owned by Assaf Gold, the beneficial owner of approximately 5.49% of the Company’s shares at the time the Care agreement was signed by the Company (prior to the closing of the loan conversion transaction), pursuant to which the Company will appoint Care as its exclusive distributor in Israel for the Company’s breast cancer screening products.

The approval of entry into a distribution agreement with Care requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy), provided that at least one of the following conditions is satisfied: (a) Such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and who do not have a personal interest in the entry into a distribution agreement with Care (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or (b) The total number of shares voted against the entry into a distribution agreement with Care by non-controlling shareholders and by shareholders who do not have a personal interest in the distribution agreement with Care (other than a personal interest not deriving from a relationship with a controlling shareholder) does not exceed two percent (2%) of the aggregate voting rights in the Company.

Board of Directors’ Recommendation

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE ENTRY BY THE COMPANY INTO A DISTRIBUTION AGREEMENT WITH CARE G.B. PLUS LTD. PURSUANT TO WHICH THE COMPANY WILL APPOINT CARE AS ITS EXCLUSIVE DISTRIBUTOR IN ISRAEL.

PROPOSAL 5:  CONVERTIBLE BRIDGE LOAN TRANSACTION WITH DPH INVESTMENTS LTD.

RATIFICATION OF ENTRY BY THE COMPANY INTO A CONVERTIBLE BRIDGE LOAN TRANSACTION WITH DPH PURSUANT TO WHICH DPH PROVIDED THE COMPANY WITH A CONVERTBLE BRIDGE LOAN IN THE PRNICIPAL AMOUNT OF $28,000

On February 27, 2019, DPH Investments Ltd. (“DPH”), the holder of approximately 11.5 % of the Company’s shares at the time of the signing of the convertible bridge loan agreement, entered into a convertible bridge loan transaction with the Company pursuant to which DPH provided the Company with a convertible bridge loan in the principal amount of $28,000.

The loan principal will bear interest at a flat rate of ten percent (10%) of the loan principal for a 6 months period. In addition, 10% of the loan principal was deducted upfront as an original issue discount. The loan principal plus the interest shall be due six (6) months after the date of the loan (the “Maturity Date”). DPH shall have at any time after the Maturity Date the option to convert the loan principal plus the interest into Ordinary Shares of the Company, at a conversion price equal to 70% of the lowest closing price of the Company’s Ordinary Shares in the five (5) days prior to the conversion as quoted by Bloomberg, LP. In the event of default by the Company, DPH shall have the option to convert the loan principal plus the interest into Ordinary Shares of the Company, at a conversion price equal to 60% of the lowest closing price of the Company’s Ordinary Shares in the fifteen (15) days prior to the conversion as quoted by Bloomberg, LP.

In addition, the Company delivered to DPH an Ordinary Share Purchase Warrant (the “Warrant”), providing DPH with a right to purchase such number of fully-paid and non-assessable restricted Ordinary Shares of the Company that is equal in value to twenty-five percent (25%) of the loan principal, at an exercise price that is equal to the price of the Company’s shares in the public offering (the “Warrant Shares”). In the event that DPH converts the loan principal into Ordinary Shares of the Company, then the exercise price for the Warrant Shares shall be the closing price of the Company’s Ordinary Shares, as applicable, for the conversion of the loan principal. DPH may exercise the Warrant at any time starting six (6) months following the determination of the warrant exercise price and the number of Warrant Shares and up to three (3) years thereafter.

On March 10, 2019, the Company entered into an amendment to the bridge loan agreement. The amendment provides for a 10% penalty if the Company repays the loan prior to the Maturity Date. In addition, the Company agreed to grant DPH an additional 25% warrant coverage, under the same terms as the original warrant, but with a warrant exercise price equal to 150% of the closing bid price of the Company’s shares on the day prior to the closing of the bridge loan transaction.

Since DPH held approximately 11.5% of the Company at the time of the signing of the convertible bridge loan agreement, entry into this convertible bridge loan transaction with DPH is a related party transaction that requires shareholder ratification.

The Company believes that entry into this convertible bridge loan transaction with DPH is advisable since the Company has a need for the funds being provided and since the terms of the convertible bridge loan transaction are no more favorable to DPH than the terms of the other convertible bridge loan financing transactions that the Company has entered into with other third party investors who participated in the convertible bridge loan transaction.

The Board of Directors will present the following resolution at the meeting:

RESOLVED to ratify the entry by the Company into a convertible bridge loan transaction with DPH Investment Ltd., the holder of approximately 11.5% of the Company’s shares at the time of the signing of the convertible bridge loan agreement, pursuant to which the DPH provided the Company with a convertible bridge loan transaction in the principal amount of $28,000.

The ratification of entry into a convertible bridge loan transaction with DPH requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy), provided that at least one of the following conditions is satisfied: (a) Such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and who do not have a personal interest in the entry into a convertible bridge loan transaction with DPH (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or (b) The total number of shares voted against the entry into a convertible bridge loan transaction with DPH by non-controlling shareholders and by shareholders who do not have a personal interest in the distribution agreement with Care (other than a personal interest not deriving from a relationship with a controlling shareholder) does not exceed two percent (2%) of the aggregate voting rights in the Company.

Board of Directors’ Recommendation

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF THE ENTRY BY THE COMPANY INTO A CONVERTIBLE BRIDGE LOAN TRANSACTION WITH DPH PURSUANT TO WHICH DPH PROVIDED THE COMPANY WITH A CONVERTBLE BRIDGE LOAN IN THE PRINCIPAL AMOUNT OF $28,000.

PROPOSAL 6: COMPENSATION PACKAGE FOR THE CHIEF EXECUTIVE OFFICER

Under Israeli law, arrangements regarding the compensation of the Chief Executive Officer of the Company require the approval of the compensation committee, the board of directors, and the shareholders.

Our compensation committee and our board of directors, subject to the approval of our shareholders at this meeting, have approved the following compensation package for Dr. Herman Weiss, the Company’s Chief Executive Officer to be retroactive to August 1, 2018:

●	Salary: NIS 47,840 per month

●	Bonus: Annual performance bonus of up to 35% of annual salary + 1% additional options, linked to the achievement of performance goals to be established by the Board of Directors each year.

●	Equity: The Company will grant the CEO options to purchase 5% of the Company’s issued and outstanding shares as of March 25, 2019, at an exercise price equal to the fair market value of the Company’s shares on the date of grant, in accordance with the following vesting schedule:

o	25% will vest on grant
o	25% will vest on the consummation of the Company’s planned public offering (the “Public Offering Date”)
o	25% will vest quarterly in the first year following the Public Offering Date
o	25% will vest quarterly in the second year following the Public Offering Date

●	Notice Period: 3 months

●	Severance Payments: 6 months’ salary following effective date of termination

●	Change in Control Payment: In the event the CEO is terminated due to a change of control, the Company will pay the CEO 12 months’ salary (instead of the 6 months’ salary) following the effective date of termination.

●	Change in Control Acceleration: In the event of a change of control transaction following the Public Offering Date, vesting will be accelerated, and all of the options will become fully vested.

The Board of Directors will present the following resolution at the meeting:

RESOLVED to approve the compensation package of the Company’s Chief Executive Officer as detailed in the Proxy Statement dated April 4, 2019.

The approval of the compensation package of the Company’s Chief Executive Officer requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy), provided that at least one of the following conditions is satisfied: (a) Such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and who do not have a personal interest in the compensation package of the Company’s Chief Executive Officer (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions; or (b) The total number of shares voted against the compensation package of the Company’s Chief Executive Officer by non-controlling shareholders and by shareholders who do not have a personal interest in the compensation package of the Company’s Chief Executive Officer (other than a personal interest not deriving from a relationship with a controlling shareholder) does not exceed two percent (2%) of the aggregate voting rights in the Company. Under Israeli law, in certain circumstances, the Compensation Committee, followed by the Board of Directors, may approve the compensation package of the Company’s Chief Executive Officer even if the shareholders at the annual meeting do not provide their approval, provided that the Compensation Committee, followed the Board of Directors, override the shareholder decision after re-evaluating the issue and discussing the shareholders’ opposition

Board of Directors’ Recommendation

YOUR BOARD OF DIRECTORS, FOLLOWING THE APPROVAL OF THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS, RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE COMPENSATION PACKAGE OF THE CHIEF EXECUTIVE OFFICER OF THE COMPANY.

PROPOSAL 7:  COMPENSATION POLICY

APPROVAL OF THE ADOPTION OF A COMPENSATION POLICY

Under the Companies Law, the duties of the compensation committee include the recommendation to the Company’s board of directors of a policy regarding the terms of engagement of office holders, as such term is defined in the Companies Law, to which we refer to as a compensation policy, and any extensions and updates thereto.

The compensation policy must be adopted by the Company’s board of directors, after considering the recommendations of the compensation committee, and will need to be brought for approval by the Company’s shareholders, which requires approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (a) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation policy; or (b) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy and who vote against the policy does not exceed 2% of the Company’s aggregate voting rights.

The compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy relates to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders, and considers (among other things) the Company’s risk management, size and the nature of its operations. The compensation policy also considers the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant office holder;

●	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms offered and the average compensation of the other employees of the company (including any employees employed through manpower companies);

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors, and the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

●	as to severance compensation, the period of employment or service of the office holder, the terms of his or her compensation during such period, the company’s performance during such period, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy also includes the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

Subject to the approval of our shareholders at this meeting, our board of directors, in accordance with the recommendation of the compensation committee, has approved the compensation policy attached hereto as Exhibit A.

The Board of Directors will present the following resolution at the meeting:

RESOLVED to approve the adoption of the Compensation Policy as attached to the Proxy Statement dated April 4, 2019.

The approval of the adoption by the Company of a compensation policy requires the affirmative vote of a majority of the shares present and voting at the meeting (in person or by proxy), provided that at least one of the following conditions is satisfied: (a) Such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and who do not have a personal interest in such compensation policy; or (b) The total number of shares voted against the compensation policy by non-controlling shareholders and shareholders who do not have a personal interest in the compensation policy does not exceed two percent (2%) of the aggregate voting rights in the Company.

Board of Directors’ Recommendation

YOUR BOARD OF DIRECTORS, IN ACCORDANCE WITH THE RECOMMENDATION OF THE COMPENSATION COMMITTEE, APPROVED AND RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE ADOPTION OF THE COMPENSATION POLICY.

PROPOSAL 8:  ELECTION OF DIRECTORS

Board Composition

Under the Company’s Amended and Restated Articles of Association, the Company’s Board of Directors shall consist of at least three and not more than seven directors, in addition to two external directors required to be appointed under the Israeli Companies Law (the “Companies Law”). The Company’s Board of Directors currently consists of six directors and two external directors:

Dr. Herman Weiss	48	Director and Chief Executive Officer
Rami Zigdon	56	Director and Chief Business Officer
Alon Ostrovitzky	34	Director
Moshe Schlisser	30	Director
Moshe Abramovitz	37	Director
Colin Bier	72	Director
Alon Shalev	47	External Director
Ronit Even-Zahav Meitin	53	External Director

Other than external directors, for whom special election and removal requirements apply under the Companies Law, our directors are elected annually at the annual general meeting of our shareholders. Thus, all six of our directors who are not external directors are up for re-election.

Each of the six nominees has consented to being named in this proxy statement and has agreed to serve if elected. The affirmative vote of a majority of the shares present at the meeting in person or represented by proxy and entitled to vote is required to elect each of the six nominees named in this proxy statement as directors.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE RE-ELECTION OF EACH OF THE SIX NOMINEES NAMED ABOVE.

The following is a brief biography of the nominees for re-election as directors:

Dr. Herman Weiss, CEO and Director

Dr. Herman Weiss has been a director since June 22, 2017. Dr. Weiss was appointed CEO of the Company on July 30, 2018. Dr. Weiss previously served as the vice president of medical affairs and clinical development at Juniper Pharmaceuticals Inc. in Boston, MA. Before that, Dr. Weiss previously served as the Global Medical Director of women’s health and bone health at Teva Pharmaceutical Industries, Ltd. in Petah Tikve, Israel. Dr. Weiss has served as a consultant to multiple medical device and pharmaceutical companies, including American medical systems and venture capital firms in New York City, and also founded and served as the chief medical officer of FibroControl, a biotech medical device company in Herzliya, Israel. Dr. Weiss owns multiple patents and is the author of numerous publications in the area of women’s health and gynecology. Dr. Weiss holds an M.B.A. from the George Washington University, Washington DC, an M.D. from the Ohio State University College of Medicine, and a B.A. in Philosophy (summa cum laude) from the Ramapo College of New Jersey.

Rami Zigdon, Chief Business Officer and Director

Mr. Rami Zigdon was appointed CBO of the Company on July 30, 2018. Before to that, served as our Chief Executive Officer since our inception in 2010 and also served as a director on our board from May 12, 2011 until June 3, 2015. On May 10, 2016, he was elected again to serve as a director. As of January 2016, Mr. Zigdon has also served as a director on the board of our subsidiary, Todos Singapore. Mr. Zigdon is an experienced business manager of technology-based companies. From 2003 to 2009, Mr. Zigdon served as the Israeli country manager of Renesas Technology, a leading Japanese semiconductors corporation. Prior to his position at Renesas, Mr. Zigdon served as the manager of Hitachi Semiconductors Israel and as the embedded systems group manager at RDT. Mr. Zigdon has held various technical and management positions at Scitex Belgium, NI Medical and Spectronix. Mr. Zigdon graduated with honors from the Hebrew University of Jerusalem and holds a B.S in Biology from the Hebrew University of Jerusalem, a B.S. in Electrical Engineering from the Ben Gurion University of the Negev and an MBA from the Heriot-Watt University, Edinburgh.

Alon Ostrovitzky, Director

Mr. Alon Ostrovitzky has been a director since December 5, 2013. Since 2008, Mr. Ostrovitzky has acted as the President of Ostrovitzky Holdings Company, a company which has developed a variety of real estate projects in the Czech Republic, Germany, and Israel. As President, Mr. Ostrovitzky supervised sub-contractors and service providers among other things. Mr. Ostrovitzky has also developed and spearheaded renewable energy projects in Greece, planned and oversaw construction of photo-voltaic parks in Greece, and provided management for a medical center (Dialysis and specialists) in the Czech Republic. Mr. Ostrovitzky holds a B.A. in business administration from the Interdisciplinary Center Herzliya, where he specialized in finance, and also studied economics at Tel Aviv University.

Moshe Schlisser, Director

Mr. Moshe Schlisser has been a director since February 27, 2016. Mr. Schlisser currently also serves as a director at SmartGreen Ltd, Tantel Group Ltd and III Pte Ltd. Mr. Schlisser is a General Partner at Shefa Capital Ltd a Growth Venture Fund with a focus on mid to later stage deep technology investments. Mr. Schlisser held managerial positions in various investment firms and has experience with investments, structured finance and mergers and acquisitions. In 2010, Mr. Schlisser co-founded and currently serves as a director of a soup kitchen in Jerusalem that serves to over 50 homeless and underprivileged individuals a hot prepared dinner every night and that delivers weekend food packages to over 250 underprivileged families.

Moshe Abramovitz, Director

Mr. Moshe Abramovitz has been a director since February 27, 2016. Mr. Abramovitz has held managerial positions in various organizations (Israeli companies and charities) including serving as the deputy chief executive officer of A.S. Mehadrin Ltd. Mr. Abramovitz holds a B.A. in business administration, specializing in information systems, from Ono Academic College and an MBA in business administration specializing in business strategy from Ono Academic College. Mr. Abramowitz received training and a certificate to serve as a mediator from Bar Ilan University.

Colin Bier, Director

Dr. Colin Bier was added to the Board of Directors on March 25, 2019. Dr. Bier currently serves as Managing Director of ABA BioResearch Inc. From September 2013 until 2018, he served as a Corporate Advisor of Amarantus Bioscience Holdings, Inc. He also served as a Senior Advisor of TVM V Life Science Ventures and NGN Capital. From November 2001 to June 15, 2002, Dr. Bier served as Chairman of the Board and Chief Executive Officer of Soligenix, Inc. From 1996 through 2008, Dr. Bier was a Director of Neurochem Inc. Dr. Bier serves as a Director of Lomir Biomedical Inc., a private company, of Mount Sinai Hospital Montreal, and of Receptagen, a publicly traded company. He has published more than twenty-five scientific articles in his field in peer-reviewed journals. Dr. Bier received his Ph.D. in Experimental Pathology from Colorado State University in 1978 and then pursued additional training in experimental pathology and toxicology as a Medical Research Council Postdoctoral Fellow and the Dr. Douglas James Fellow in the Department of Pathology, McGill University. He received his M.Sc. from Long Island University in 1974, and his B.A. from Sir George Williams University in 1967.

PROPOSAL 9: APPOINTMENT OF INDEPENDENT AUDITOR

APPROVAL OF RE-APPOINTMENT OF FAHN KANNE & CO. GRANT THORNTON ISRAEL AS THE COMPANY’S INDEPENDENT AUDITOR FOR THE YEAR ENDING DECEMBER 31, 2019

The Audit Committee of the Company’s Board of Directors has selected Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor to perform the audit of the Company’s consolidated financial statements for the fiscal year ending December 31, 2019.

The approval of the holders of a majority of the voting power represented at the general meeting in person or by proxy or written ballot and voting thereon for the appointment of Fahn Kanne & Co. Grant Thornton Israel as our independent auditor for the fiscal year ending December 31, 2019 is required under the Companies Law. The Audit Committee of our Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders.

Board of Directors’ Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RE-APPOINTMENT OF FAHN KANNE & CO. GRANT THORNTON ISRAEL AS THE COMPANY’S INDEPENDENT AUDITOR.

Fees Paid to the Independent Auditor

The following table provides information regarding fees paid by us to Fahn Kanne & Co. Grant Thornton Israel for all services, including audit services, for the years ended December 31, 2017 and 2018:

	Year Ended December 31,
	2018	2017
Audit Fees (1)	$42,000	$42,000
Audit Related Fees	0	0
Tax Fees (2)	0	0
All other Fees	0	0
Total:	$42,000	$42,000

(1)	“Audit fees” are aggregate fees for audit services, including fees associated with the annual audit, annual tax report, reviews of our quarterly financial results submitted in Reports of Foreign Private Issuer on Form 6-K, consultation on various accounting issues and audit services provided in connection with other statuary or regulatory filings.

(2)	“Tax fees” are fees for tax services rendered by our auditors for tax compliance and for general tax consulting.

Pre-Approval of Auditors’ Compensation

The Company’s Board of Directors pre-approves the engagement of the Company’s independent registered public accounting firm to perform certain audit and non-audit services.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee, which currently consists of Ms. Ronit Even-Zahav Meitin, who serves as the chairperson, Mr. Alon Shalev, and Mr. Moshe Abramovitz, evaluates audit performance, manages relations with our independent registered public accounting firm and evaluates policies and procedures relating to internal accounting functions and controls. This report relates to the activities undertaken by the Audit Committee in fulfilling its responsibilities.

The Audit Committee members are not professional accountants or auditors, and their functions are not intended to duplicate or to certify the activities of management and the independent registered public accounting firm. The Audit Committee oversees the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and reporting process, including the Company’s systems of internal controls over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements of the Company for the year ended December 31, 2018. This review included a discussion of the quality and the acceptability of the Company’s financial reporting and controls, including the clarity of disclosures in the financial statements.

The Audit Committee also reviewed with the Company’s independent registered public accounting firm, who is responsible for expressing an opinion on the conformity of the Company’s audited financial statements with generally accepted accounting principles, its judgments as to the quality and the acceptability of the Company’s financial reporting and such other matters required to be discussed with the audit committee under generally accepted auditing standards in the United States including the matters required to be discussed by Auditing Standards No. 16, “Communications with Audit Committees” issued by the Public Company Accounting Oversight Board.

The Audit Committee has received the written disclosures and the letter from the Company’s independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence.

The Audit Committee further discussed with the Company’s independent registered public accounting firm the overall scope and plans for its audits. The Audit Committee meets periodically with the independent registered public accounting firm, with and without management present, to discuss the results of the independent registered public accounting firm’s examinations and evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting.

The Sarbanes-Oxley Act of 2002 and the auditor independence rules of the SEC require all issuers to obtain pre-approval from their respective audit committees in order for their independent registered public accounting firms to provide professional services without impairing independence. As such, the Audit Committee has established procedures by which it pre-approves all audit and other permitted professional services to be provided by the Company’s independent registered public accounting firm. From time to time, the Company may desire additional permitted professional services for which specific pre-approval is obtained from the Audit Committee before provision of such services commences. The Audit Committee has considered and determined that the provision of the services other than audit services referenced above is compatible with maintenance of the auditors’ independence.

The foregoing report is provided by the undersigned members of the Audit Committee.

Ronit Even-Zahav Meitin, Chairperson Alon Shalev Moshe Abramovitz

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of March 25, 2019, for (i) each of our named executive officers, (ii) each of our directors; (iii) all of our directors and executive officers as a group; and (iv) each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary shares issuable under options or warrants that are exercisable within 60 days after March 25, 2019 are deemed beneficially owned and such shares are used in computing the percentage ownership of the person holding the options or warrants, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose, and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and dispositive power with respect to their ordinary shares, except to the extent authority is shared by spouses under community property laws. Unless otherwise indicated below, the address of each beneficial owner listed in the table below is c/o Todos Medical Ltd., 1 HaMada St., Rehovot Israel.

	No. of Shares Beneficially Owned	Percentage Owned (1)
Holders of more than 5% of our voting securities:
Amarantus Bioscience Holdings, Inc.	17,986,999	19.99%
Assaf Gold(2)	9,225,000	9.83%
D.P.H. Investments Ltd.(3)	8,280,000	9.16%
Adeline Holdings Limited(4)	7,395,976	8.18%
Shmuel Melman	7,260,976	8.03%
S.B. Nihul Merkakein Ltd.(5)	6,500,000	6.92%

Directors and executive officers:
Dr. Herman Weiss, CEO and Director	0	*
Rami Zigdon, CBO and Director(6)	3,423,850	3.78%
Moshe Abramovitz, Director	0	*
Alon Ostrovitzky, Director	0	*
Moshe Schlisser, Director	0	*
Colin Bier, Director	0	*
Ronit Even-Zahav Meitin, Director	0	*
Alon Shalev, Director	0	*
Udi Zelig, CTO	927,375	1.03%
David Ben Naim, CFO	0	*

All directors and executive officers as a group (10 persons)	4,351,225	4.81%

*	Indicates beneficial ownership of less than 1% of the total ordinary shares outstanding

(1)	The percentages shown are based on 90,386,931 Ordinary Shares issued and outstanding as of March 25, 2019. In addition, the percentages shown assume that the shareholders of the Company approve the assignment and loan conversion agreement among the Company, Adeline Holdings Ltd., Yitzhak Ostrovitzky, Sorry Doll Ltd., and S.B. Nihul Mekarkein Ltd., dated November 28, 2018, described in Proposal 3 above.

(2)	Assuming the shareholders of the Company approve the assignment and loan conversion agreement among the Company, Adeline Holdings Ltd., Yitzhak Ostrovitzky, Sorry Doll Ltd., and S.B. Nihul Mekarkein Ltd., dated November 28, 2018, described in Proposal 3 above. Assaf Gold is the owner of Horizon Design Investment Ltd., which is the owner of Sorry Doll Ltd., which owns 7,000,000 Ordinary Shares, including options to purchase 3,500,000 Ordinary Shares. Mr. Gold also owns fifty percent of Care G.B. Plus Ltd., which owns 2,225,000 Ordinary Shares, with the other fifty percent of these shares owned by Ramot Gilad Ltd, a company owned by Eyal Yona. Mr. Gold and Mr. Yona jointly control the shares of the Company that are held by Care.

(3)	D.P.H. Investments Ltd., or DPH, is an entity that has 18 shareholders, none of whom own more than 17% of DPH. Moshe Abramovitz, a member of our Board of Directors since February 27, 2016, is also a shareholder of DPH. At least five shareholders need to agree before any action with regard to these shares can be taken by DPH. Pursuant to its February 2016 investment, DPH had the right to appoint two members to our Board of Directors. Moshe Schlisser and Moshe Abramovitz were appointed as DPH’s representatives on our Board of Directors. Since March 16, 2017 (the date of approval of the Amended Articles), none of our shareholders maintain rights different from the rights of other shareholders and DPH no longer has the right to appoint two members to our Board of Directors. Messrs. Schlisser and Abramovitz remain Board members.

(4)	Mr. Yitzhak Ostrovitzky, the father of Board member Alon Ostrovitzky, has sole voting and sole investment control of the shares held by Adeline Holdings.

(5)	Assuming the shareholders of the Company approve the assignment and loan conversion agreement among the Company, Adeline Holdings Ltd., Yitzhak Ostrovitzky, Sorry Doll Ltd., and S.B. Nihul Mekarkein Ltd., dated November 28, 2018, described in Proposal 3 above. S.B. Nihul’s shareholding includes options to purchase 3,500,000 Ordinary Shares. S.B. Nihul is owned by Barouch Saar.

(6)	Includes 1,000 shares underlying a warrant which is currently exercisable and 284,436 employee options which are currently exercisable. Out of the 1,241,163 employee option shares that had been granted to Mr. Zigdon in January 2016, 103,428 vested options were exercised by Mr. Zigdon and are currently held by ESOP Management & Trust Services Ltd. for the benefit of Mr. Zigdon. As of March 13, 2019, 284,436 (22.9%) of these employee option shares have vested and are unexercised.

CORPORATE GOVERNANCE

Board of Directors and Executive Officers

The following table sets forth information about our directors and executive officers:

Name	Age	Position(s)
Dr. Herman Weiss	47	Chief Executive Officer and Director
Rami Zigdon	55	Chief Business Officer and Director
Udi Zelig	39	Chief Technology Officer
David Ben Naim	49	Chief Financial Officer
Alon Ostrovitzky	33	Director
Moshe Schlisser	29	Director
Moshe Abramovitz	36	Director
Colin Bier	72	Director
Alon Shalev	46	External Director
Ronit Even-Zahav Meitin	53	External Director

Our board of directors currently consists of eight directors, two of whom qualify as “external directors” under Israeli law.

OTHER BUSINESS

Our board of directors is not aware of any other business to be transacted at the meeting. However, if any other matters are properly presented to the meeting, the persons named as proxies in the enclosed form of proxy will vote upon such matters in accordance with their best judgment, including any matters or motions dealing with the conduct or adjournment of the meeting.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary quorum and vote. Therefore, whether or not you expect to attend the meeting, please complete and sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received at our offices at least one business day before the meeting.

By Order of the Board of Directors

/s/ Herman Weiss, MD
Dr. Herman Weiss
CEO and Director

April 4, 2019

EXHIBIT A

COMPENSATION POLICY

Todos Medical Ltd.

Compensation Policy

March 2018

1.	GENERAL BACKGROUND

Todos Medical Ltd. (the “Company”) engages, since its establishment, in research and development of a platform for the performance of screening tests for various types of cancer through a blood test. The Company is a diagnostics company, whose shares have been approved for trade on the OTC market in the U.S. since March 7, 2017.

A compensation policy is a policy with regard to the terms of office and employment of officers in the Company, in accordance with the Companies Law, 5759-1999 (respectively below, the “Companies Law” and the “Compensation Policy”), and constitutes part of the requirement of Amendment 20 to the Companies Law, whose purpose is the regulation of the structure of officer compensation, inter alia, in public companies.

On April 22, 2018, and on April 30, 2018, the compensation committee and the board of directors of the Company, respectively, approved the Company’s Compensation Policy, which is specified in this document and which includes the components of the current compensation (the fixed compensation), a bonus compensation (short-medium term variable compensation), and the equity compensation (long-term variable compensation) of the Officers who are presently with the Company and for Officers who will join the Company, if any.

The principles of the Compensation Policy are designed to determine rational, appropriate and fair compensation for the Company’s Officers that shall guarantee that the Officers’ compensation will be consistent with the Company’s best interests and strategy, while taking the Company’s risk management policy into account, and shall simultaneously boost the Officers’ sense of identification with the Company and its operations. The considerations which guided the compensation committee upon the determination of the Compensation Policy took into account, inter alia, the Company’s size and nature of operations.

The Compensation Policy is a tool in the hands of the Company, in the context of which, insofar as the need arises, it shall be able to provide incentives and compensation to the Officers. The compensation components to which the Officers will be entitled shall be solely the ones that shall have been individually approved by the organs that are authorized therefor in the Company and subject to the provisions of any and all laws1.

The Compensation Policy shall be valid for three years, effective from the date of the general meeting’s approval of this Compensation Policy document, which shall be examined from time to time, and updated insofar as necessary.

2.	DEFINITIONS

Officers – Chief Executive Officer (CEO), Chief Financial Officer, Chief Operating Officer, Chief Business Officer, Deputy CEO, VP, anyone performing such duties at the Company, also if his title is different, and a director or a manager who directly reports to the CEO.

Officers Reporting to the CEO – officers of the Company who work directly under the CEO’s management.

Terms of Office and Employment – the terms of office or employment of an Officer, including the giving of an exemption, insurance, undertaking to indemnify or indemnification under an indemnity permit, a retirement bonus, and any and all benefits, other payments or undertakings to make payments as aforesaid, that are given due to such office or employment.

Applicability – this document shall be valid commencing on the date of approval of the policy by the general meeting of the Company’s shareholders.

1 To clarify, the adoption of the Compensation Policy by the Company does not confer any right on the Officers thereof.

Companies Law – the Companies Law, 5759-1999.

Hours of Work and Rest Law – the Hours of Work and Rest Law, 5711-1951.

$U.S./dollars – U.S. dollars.

The amounts, rates and caps in this policy document are with respect to a full time position.

3.	APPROVAL OF THE TERMS OF COMPENSATION IN THE COMPANY

3.1.	The organs authorized to approve the terms of compensation

3.1.1.	Approval of the terms of employment and changes to the compensation plans of the Officers in the context of the policy, shall be deliberated and approved by the Company’s authorized organs in accordance with the provisions of any and all laws.

3.1.2.	For the avoidance of doubt, and without derogating from the provisions of Section 6.1.3.6 below and from the provisions of this Compensation Policy, any change in the terms of employment of the Officers Reporting to the CEO shall be brought for approval by the Company’s compensation committee.

3.2.	The main organs in the determination of the Company’s Compensation Policy

3.2.1.	The compensation committee of the board of directors – makes recommendations to the board on the Compensation Policy, the extension of the validity of Compensation Policy and the updating thereof insofar as the same is necessary, and examines its implementation, decides on the approval of Terms of Office and Employment of Officers, and may decide to exempt an engagement from the need for an approval by the general meeting (in cases in which it is the committee’s understanding that bringing the engagement for approval by the general meeting will thwart the engagement with a candidate for office of CEO).

3.2.2.	The Company’s board of directors – approval of the Compensation Policy for the Company’s Officers, examination of the policy from time to time, and responsibility for updating the same insofar as necessary.

3.2.3.	The general meeting of the shareholders – approves the Company’s Compensation Policy for Officers, insofar as its approval is required by law.

4.	PURPOSES OF THE COMPENSATION POLICY

The purpose of the Compensation Policy in the Company is to assist in the fulfillment of the Company’s goals, objectives and milestones. The plan is meant to serve as a platform for the retention and/or recruitment, when necessary, of Officers in key positions, while placing an emphasis on creating an attractive compensation plan on one hand, which fulfills market conditions on the other hand.

The Company places great importance on the human factor in all of the Company’s ranks, and particularly on the Company’s Officers. In addition, the Company places great importance on providing incentives to the Company’s Officers, on proper compensation for the Company’s success under their management, activity and dedication to the Company in all of the fields of its operations. Therefore, the Company invests a lot of thought in putting together a correct and appropriate Compensation Policy for the Company’s Officers, inter alia, by creating appropriate incentives for the Company’s Officers, in the short and long term, considering, inter alia, the Company’s risk management policy.

In the determination of a defined and clear Compensation Policy, there are several main goals:

4.1.	Promotion of the Company’s objectives, work plan and policy in a long-term vision

4.2.	Creation of motivation to reach achievements while striking a balance with risk-taking

The Officers’ compensation plan is meant to encourage the managers to reach the Company’s targets as the same were determined by its institutions. The plan is designed to encourage reaching the targets in the various time frames (short, medium and long) and the adjustment thereof to a performance based plan while taking risks in accordance with the policy that was decided by the Company.

4.3.	Retention of Officers

The compensation plan shall encourage the managers to stay with the Company and reduce the rate of managerial personnel turnover. One of the important goals that the compensation committee had in mind, is creating value by the retention of the senior managers having the ability to lead the Company to business success. In order to achieve this goal, the compensation plan needs to strike a balance between the fixed compensation, and the compensation for short term and long term achievements. The aforesaid goal is key in the creation of added value for the shareholders.

4.4.	Establishment of Officer Compensation Principles

The Compensation Policy is designed to create an infrastructure for the current management of the compensation of the Company’s Officers. The purpose hereof is to establish principles that will guide the Company’s management in the future. To this end, this plan outlines a policy, principles and salary ranges. In order to maintain such principles up to date, the committee shall examine the plan on a periodic basis.

4.5.	Analysis and measurement of the business results vis-à-vis the compensation

The purpose of a compensation policy system is to enable periodic evaluation of the performance level vis-à-vis the compensation that is given to the company’s officers by the board of directors.

5.	COMPENSATION POLICY PRINCIPLES

To emphasize and clarify, nothing in this policy shall impose any liability on the Company vis-à-vis the Officers thereof.

5.1.	The annual compensation package of the Company’s Officers shall be made up of a certain mix of fixed and variable components, that shall be determined by the compensation committee and board of directors of the Company (the “Total Compensation”), all as specified below:

5.1.1.	Fixed Components –

5.1.1.1.	Base salary – this fixed component is designed to compensate the Officer for the performance of the current tasks of the position and for the time invested in the discharge of his duties in the Company. The fixed component shall reflect, inter alia, the Officer’s skills, education, professional experience in the field of occupation, expertise in the field of occupation, while taking into account the nature of the role he fulfills and the level of responsibility imposed on him.

The fixed salary of the intended Officer shall reflect his skills and suitability for the position for which he is intended, and shall be determined during the negotiations for his onboarding with the Company, which shall be conducted by the Company’s management. The salary that will be presented in advance to the intended Officer shall be according to the salary ranges and frameworks set forth in this Compensation Policy, and subject to the recommendation of the compensation committee and approval of the Company’s board of directors.

Without derogating from all of the provisions of this policy, engagements and/or terms of employment that deviate from this Compensation Policy, shall be approved by the organs authorized therefor by the Company, in accordance with the requirements of the Companies Law.

It is noted that a special degree of personal trust as defined in Section 30(a)(5) of the Hours of Work and Rest Law is required of the Company’s Officers. The Hours of Work and Rest Law shall not apply to the Officers and they shall not be entitled to compensation for overtime or work during the weekly days of rest.

5.1.1.2.	Social benefits – include the social benefits set forth in the law such as: making payments for pension, sick leave, vacation, travel and flights for work purposes, etc., and the social benefits that are customary in the work market, such as: insurance, exemption and indemnification, managers’ insurance and a study fund, car, mobile telephone, laptop computer and reimbursement of expenses in the context of the discharge of duties.

5.1.1.3.	For the avoidance of doubt, the gross salary is the base salary plus the social benefits, as the same will be determined in the employment agreements of each Officer of the Company (the “Gross Salary”).

5.1.2.	Variable components [one or more of the following] –

5.1.2.1.	Compensation based on measurable goals

Such compensation may be annual and/or quarter and/or one-time compensation, and shall be determined in accordance with measurable criteria, as the same will be defined in advance by the compensation committee and the board of directors of the Company, at the end of each year with respect to the following year (and at the latest, by the end of the first quarter of such year). Such compensation shall be determined consistently with the performance of the Company and the personal performance of the compensation recipient versus the goals that were defined for him in the context of the discharge of his duties according to his responsibilities.

The compensation shall be derived and calculated based on the measurable goals but shall not exceed the compensation caps specified in Section 6.2.4 below.

5.1.2.2.	Compensation based on discretion –

The Company shall be entitled to give the CEO and the Officers Reporting to the CEO, a bonus for non-measurable criteria, considering the Officer’s contribution, as provided in Section 6.2.4 below.

5.1.2.3.	Equity compensation – options

Such compensation component is an optional compensation component, whose purpose is to strengthen the perceived correlation between the interests of the compensation recipient and the interests of the Company’s shareholders, i.e., maximization of value for the shareholders. Due to the nature of this compensation component, which usually extends over a long period of time, its role is to assist in the retention of Officers and boosting of their motivation.

5.2.	The ratio between the components of the compensation package for the Officers, other than the chairman of the board and the directors

All of the variable components that are given to the Company’s Officers in the context of the Total Compensation shall not exceed 50% of the amount of the Total Compensation.

To clarify, the Company may give a bonus package in scopes that are lower than the above-specified rates.

5.3.	The considerations and issues that shall be examined in the context of the approval of granting the compensation:

5.3.1.	The economic value of the compensation package, assuming maximum compensation for performance-dependent compensation and equity compensation, while examining the Company’s business results and fulfillment of its goals.

5.3.2.	The ratio between the components of the Officer’s compensation package and its falling within the desirable ratio range as specified in Section 5.2 above.

5.3.3.	Comparative data with respect to officers in companies similar to the Company, while examining several main comparative criteria insofar as possible (field of activity, scope of activity, market value and scope of revenues).

5.3.4.	The Officer’s education, skills, expertise, professional experience and achievements at the Company/previous workplace.

5.3.5.	The Officer’s position, responsibilities and previous salary agreements that were signed with him.

5.3.6.	The ratio between the Officers’ Terms of Office and Employment and the salary[2] of the other employees of the Company and the contract workers employed by the Company[3] (if any) and in particular, the ratio relative to the average salary and the median salary of such employees and workers, and the effect of the gaps between them on the work relations at the Company.

5.3.7.	The compensation committee and the board shall address the issue of the ratio between the Terms of Office and Employment of the Officer and the salary of the Company’s other employees (as specified in Section 5.3.6 above), and state whether in their opinion the ratio is fair, appropriate and reasonable, considering the Company’s nature, size, scope of activity and manpower composition.

5.3.8.	The Company sees a need to compensate the Officers for their contribution to the Company’s business success. However, and in view of the fact that as of the date of approval of this policy, the Company has less than 10 Officers (other than the directors) and employs less than 10 additional employees who are not Officers (some of whom in part time positions), no comparison has been made of the ratio between the Terms of Office and Employment of the Officers and the salary[2] of the Company’s other employees, and the effect of the gaps between them on the work relations at the Company.

Insofar as in future the quantity of employees increases, the compensation committee and the board of directors of the Company shall examine the employment relations and determine an appropriate ratio, all in accordance with the provisions of the law and as specified in Section 5.3.6 above.

5.3.9.	In the process of approval of any annual and/or semi-annual and quarter work plan by the board, an examination shall be performed each year of the Company’s goals, the market conditions, the Company’s condition, etc., and the Company may accordingly update the goals with respect to each Officer.

6.	COMPENSATION COMPONENTS

6.1.	Fixed Component – Salary

The fixed component is the salary that shall be determined while taking the considerations into account and in accordance with the criteria listed in Section 5.3 above.

Below is a specification of the salary component range with respect to the Company’s Officers:

6.1.1.	Chairman of the board of directors – the annual cash payment for the chairman of the board of directors shall not exceed NIS 500,000 plus lawful VAT.

The Company may grant equity compensation to the chairman of the board, from time to time, in accordance with the Company’s equity compensation plan. The fair value of the securities that will be granted to the chairman on the granting date, as will be reflected in the Company’s financial statements, shall be calculated based on accepted valuation methods (such as Black & Scholes/Binomial), shall not exceed the above mentioned cap of the fixed amount of NIS 500,000 per annum, granted to the chairman. The terms of granting the Company’s equity compensation shall be in accordance with the relevant equity compensation plan as being from time to time.

2 “Salary” – income for which National Insurance fees are paid under Chapter O of the National Insurance Law [Consolidated Version], 5755-1995.

3 “Contract workers employed by the Company” – employees of a manpower contractor who are de facto employed by the Company, and employees of a service contractor who are employed as service providers by the Company (as defined in the Employment of Employees by Manpower Contractors Law, 5756-1996).

6.1.2.	Directors – the compensation of the Company’s directors, including the outside and independent directors and other than the chairman of the board, shall not exceed the maximum compensation, as such term is defined in the Companies Regulations (Rules on Compensation and Expenses for an Outside Director), 5760-2000 (the “Regulations”), and shall be according to the Company’s rank pursuant to the aforesaid Regulations.

The Company may grant equity compensation to the directors, including the outside and independent directors, from time to time, in accordance with the Company’s equity compensation plan. The fair value of the securities that will be granted to the directors on the granting date, as will be reflected in the Company’s financial statements, shall be calculated based on accepted valuation methods (such as Black & Scholes/Binomial), and the annual economic value shall not exceed the value of the annual compensation (as determined in the Regulations and excluding the annual participation compensation) per director. The terms of granting of the Company’s equity compensation shall be in accordance with the relevant equity compensation plan as being from time to time.

6.1.3.	Officers – the monthly salary[4] of an Officer of the Company shall be determined in accordance with the caps specified in the table below. The below-specified caps were determined in accordance with the salary of corresponding officers in similar companies according to the Company’s size, nature of activity and market value, and have been adjusted to the desirable salary ratios in the Company as the same were specified above.

Officer	Monthly salary[4] in a position percentage of 100% ( NIS in thousands)
CEO	60
VP (Finance/All)	45

6.1.3.1.	Proposed considerations for determination of the base salary for a new Officer –

6.1.3.1.1.	Officer’s experience, performance and achievements in the past;

4 A monthly salary shall include the base salary plus car value or reimbursement of car expenses.

6.1.3.1.2.	Position and responsibilities;

6.1.3.1.3.	His education, expertise and skills;

6.1.3.1.4.	The ratio relative to the salary of the Company’s other employees and relative to the other Officers;

6.1.3.1.5.	The ratio relative to the salary of managers in a corresponding rank in similar companies.

6.1.3.2.	Proposed considerations for updating the terms of salary of an incumbent Officer –

6.1.3.2.1.	His performance and contribution in the Company;

6.1.3.2.2.	The desire to retain the Officer at the Company;

6.1.3.2.3.	Update of the Officer’s responsibilities.

6.1.3.3.	To clarify, the approval of the Company’s general meeting is not required for a renewal or an extension of the Terms of Office and Employment of the Company’s CEO, insofar as they are not more favorable than the terms and conditions in the previous engagement or do not include a substantial change, are consistent with this Compensation Policy and have been approved in the past by all of the organs authorized therefor at the Company.

6.1.3.4.	The Company reserves the right to attach the salary of its Officers to the increase in the consumer price index.

6.1.3.5.	Updates to the Officers’ base salary shall be performed in accordance with the fulfillment of the annual work plan and with the board of directors’ approval. The salary update shall not deviate from the cap stated in Section 6.1.3 above.

6.1.3.6.	Changes to terms of employment – the Company shall only be entitled to increase the compensation of the Company’s Officers (of the Company’s existing Officers and not of new Officers) with the approval of the compensation committee, so long as the scope of increase in a (calendar) year with respect to the Officer, except in respect of the CEO, does not exceed 10% of the compensation to which the Officer is entitled prior to the change, and with respect to the CEO of the Company, so long as the aforesaid increase does not exceed 5% of the CEO’s compensation prior to the change, all subject to the compensation caps specified in the Compensation Policy with respect to each Officer. To clarify, an increase or a decrease shall not be deemed as a change of the terms of employment for the purpose of this section.

6.2.	Variable Compensation

6.2.1.	Bonus based on measurable goals for the CEO and Officers Reporting to the CEO

The Company may determine that the Company’s CEO and Officers Reporting to the CEO shall be entitled to an annual and/or quarter and/or one-time bonus, subject to meeting of measurable goals which shall be determined in advance by the compensation committee and the board of the Company, at the end of each year with respect to the following year (and at the latest, by the end of the first quarter of such year) and/or prior to the engagement with the CEO and/or Officers Reporting to the CEO, and according to the compensation cap specified in Section 6.2.4 below.

6.2.2.	Discretionary bonus based on non-measurable criteria for the CEO and Officers Reporting to the CEO

The Company may determine that the Company’s CEO and Officers Reporting to the CEO shall be entitled to an annual and/or quarter and/or one-time bonus, subject to meeting of non-measurable goals which shall be determined in advance by the compensation committee and the board of the Company at the end of each year with respect to the following year (and at the latest, by the end of the first quarter of such year) and/or prior to the engagement with the CEO and/or Officers Reporting to the CEO and according to the compensation cap specified in Section 6.2.4 below.

6.2.3.	Tailored variable compensation plan – the variable compensation that will be granted to the Company’s Officers shall be granted based on a plan that is tailored for each Officer according to his position, which shall include the bonus that is based on the measurable and non-measurable goals (jointly below, the “Total Variable Compensation”).

The tailored variable compensation plan shall be determined by the compensation committee and approved by the Company’s board in advance, at the end of each year with respect to the following year (at the latest, by the end of the first quarter of such year), and shall be subject to the cap specified in Section 5.2 above, and its components shall be determined according to the cap set forth in Section 6.2.4 below.

Without derogating from the provisions of Section 5.3 above, below are proposed general goals that will provide guidelines and constitute a basis for the determination of the tailored variable compensation plan:

6.2.3.1.	Execution of an agreement with potential for revenues.

6.2.3.2.	Obtaining of a regulatory approval for distribution and sale of the Company’s product from an authority that had not yet approved the product (FDA, CFDA, CE Mark).

6.2.3.3.	Penetration into a new market through execution of a binding distribution agreement in a country where the Company has not operated until now.

6.2.3.4.	Raising of capital in an amount that will be set forth by the Company’s board of directors;

6.2.3.5.	Execution of an agreement with pre-determined revenue potential;

6.2.3.6.	Obtaining of new insurance indemnity approvals;

6.2.3.7.	Closing of a license deal;

6.2.3.8.	Increase in the Company’s equity;

6.2.3.9.	Meeting the annual budget that was approved by the board of directors;

6.2.3.10.	Meeting clinical trial milestones;

6.2.3.11.	Meeting milestones that were determined for Officers.

6.2.4.	The Total Variable Compensation that shall be granted in accordance with the tailored variable compensation plan shall not exceed 3 monthly salaries or monthly management fees (as the case may be) with respect to the Officers Reporting to the CEO and shall not exceed 4 monthly salaries or monthly management fees (as the case may be) with respect to the CEO. In any event, the rate of the discretionary bonus that is based on non-measurable criteria shall not exceed 20% of the amount of the Total Variable Compensation that will be given to each Officer.

6.3.	One-Time Bonus

Without derogating from the aforesaid, and in addition to the Total Variable Compensation, the Company shall be entitled to grant a one-time bonus to an Officer of the Company for unexpected and unusual achievements or projects and in which the Officer took an active part and his contribution is significant to the success/completion of the project or activity.

Such one-time bonus shall be brought for approval by the organs required by any law, and its scope shall not exceed 2 monthly salaries for each Officer in accordance with his contribution to the success/completion of the project or activity or shall not exceed 10% of the total raising of capital (in the aggregate in that year) to which the Officer contributed.

6.4.	Equity Compensation – Options

6.4.1.	In accordance with the provisions of Sections 5.2 and 6.1 above and Section 6.2.4 below, the Company may grant equity compensation to the Officers and/or directors of the Company, according to the Company’s equity compensation plan. The aforesaid plan shall be defined and implemented to comply with the requirements of all of the provisions of the relevant laws and insofar as possible shall fulfill the provisions of Section 102 (trustee track) of the Income Tax Ordinance.

6.4.2.	The equity compensation to the Officers is granted in accordance with the Company’s option plan, and constitutes the Company’s long-term compensation. The granting of the options in the Company is designed, inter alia, to create an identity of interests between the shareholders of the Company and the Officers thereof and to attract and retain the Officers in the long term.

6.4.3.	The options that are not listed for trade which are given to the Officers (and all of the Company’s employees) shall be at an exercise price that shall be determined by the Company’s board and no less than the average of the closing prices of the Company’s share in the 30 days of trade that will precede the adoption of a resolution by the Company’s board, plus 20%.

6.4.4.	The vesting period shall be no less than two years and no more than four years, subject to any law, while at least 25% of all of the granted options shall vest only after one year from the option allotment date (the “Cliff”). However, it is possible that the compensation committee and/or board of directors of the Company, as the case may be, will condition and determine the rate of vesting of the options, in whole or in part, for any of the option recipients, on the achievement of goals that will be determined on the allotment date.

6.4.4.1.	To clarify, the Cliff described in Section 6.4.4 above shall not apply to Officers of the Company and/or a director and/or a chairman of the board, in case such Officer, director or chairman is only entitled to equity compensation.

6.4.5.	The vesting conditions may also include provisions on the lifetime of the option, acceleration of the vesting period as a result of a change of control in the Company and/or as a result of the termination of office/discontinuation of employment relations, due to circumstances that shall be determined in the context of the terms of the allotment and in a proportionate manner that shall reflect the proper incentive under the circumstances of the case, all subject to the approval of the compensation committee and the board.

6.4.6.	The maximum economic value (on the allotment date) of the annual benefit (that shall be calculated in accordance with the manner of calculation in the Company’s financial statements) for the option package that will be allotted to the Officer, and the rate of the equity compensation out of the Total Compensation for the Officer shall be determined such that it shall not exceed a value of 20% of the actual annual base salary (excluding the variable component) with respect to the CEO and the Officers Reporting to the CEO, and shall not exceed a cap of the fixed amount of NIS 500,000 per annum to the extent applicable with respect to the chairman of the board, and shall not exceed the value of the annual compensation (as set forth in the Regulations and excluding the annual participation compensation) for the directors.

6.4.7.	To clarify, in any event, the scope of maximum dilution with respect to all of the grants that will be performed in the course of a three-year period commencing on the date of approval of this compensation policy shall in the aggregate not exceed 10% of the Company’s fully diluted, issued and paid up share capital, as the same will be on each granting date.

6.5.	Limitations

6.5.1.	For the sake of clarity, the weight of the variable component which is granted to an Officer, other than a chairman of the board of directors and directors, that includes a bonus which is based on measurable goals, a discretionary bonus, equity compensation and a one-time bonus, insofar as any are granted, shall constitute up to 50% of the value of the Total Compensation. The Total Variable Compensation, that is a mix of a bonus which is based on measurable goals and a discretionary bonus, if any is granted, shall not exceed a cap of 3 monthly salaries or monthly management fees (as the case may be) of an Officer Reporting to the CEO or 4 monthly salaries or monthly management fees (as the case may be) of the Company’s CEO. In any event, the rate of the discretionary bonus shall not exceed 20% of the amount of the Total Variable Compensation.

6.5.2.	In the event that the Officer shall have worked/rendered services to the Company in part of a certain calendar year only, the calculation of the bonus shall be performed in a proportionate manner. For the avoidance of doubt, this section shall not apply to a discretionary bonus.

6.5.3.	The board of directors may, in its discretion, decide on the reduction of the bonus amount and also refrain from payment of the bonus, if the board deems that there are monetary considerations at the Company level or specific considerations at the Officer’s level – that mandate reducing or refraining from the payment of the bonus.

6.5.4.	Every Officer who will be entitled to a bonus as aforesaid, shall undertake to repay the Company, within 30 days from the date of the Company’s request, all or part of the bonus amount actually paid to him, if it transpires that all or part of the bonus was paid based on data which transpired to be wrong and was presented anew in the Company’s financial statements. Insofar as the Officer is required to repay the bonus that was paid to him as the result of a mistake, and fails to do so, the Company may offset such amount against the Officer’s salary or in the context of the settlement of accounts with the Officer.

7.	SOCIAL BENEFITS

7.1.	Insurance, Exemption and Indemnification

The Company’s Officers shall be entitled to an officers’ liability insurance policy and to letters of exemption and indemnification in the maximum rate which is permitted by law. With respect to the officers’ liability insurance, the Company shall be able to engage in a policy for the insurance of liability of the officers and directors of the Company, including those who are the controlling shareholders of the Company and their relatives, by way of purchase of a new policy or extension of a policy or renewal of a policy that will be purchased in the future and modification of terms of an existing policy, provided that the engagement is at market conditions and is not likely to have a material effect on the Company’s profitability, assets or liabilities, in consideration for an annual premium up to the amount of 300,000 dollars, with liability coverage limits of up to 30,000,000 dollars per occurrence and for the period and in the aggregate in the insurance period.

7.2.	Additional Social Benefits for all Officers (other than the directors)

7.2.1.	The Company may give its Officers social benefits over and above the provisions of the law and the extension orders and in accordance with common practice.

7.2.2.	The Company shall be entitled to make payments for the Officer for managers’ insurance and a study fund in accordance with common practice in the Company.

7.2.3.	The Company shall be entitled to determine that an Officer shall be entitled to sick leave up to the cap of 22 days and in any event no less than as provided in the law.

7.2.4.	The Officer shall be entitled to leave, no less than as provided in the law.

7.2.5.	The Officer shall be entitled to recuperation pay according to the law.

7.2.6.	The Company may make a car or car pay available to the Officer. In such a case the Company shall bear the fixed expenses entailed by the car’s maintenance, all in accordance with the Company’s common procedures.

7.2.7.	The Company may determine that the Officer shall be entitled to payment for meals in accordance with common practice in the Company.

7.2.8.	The Officer shall bear the payment of any and all taxes that may apply to him due to the conditions stated above.

8.	TERMS OF TERMINATION OF OFFICE

8.1.	Advance Notice

An Officer shall be entitled to an advance notice upon termination of employment, as will be set forth in the employment agreement between the Company and the Officer and as will be approved by the compensation committee. The advance notice period shall in any event not exceed 6 months with respect to the CEO, and 4 months with respect to the Company’s Officers.

During the advance notice period the Officer shall undertake to continue to discharge his duties at the Company, insofar as the Company so wishes.

The Officers’ Terms of Office and Employment shall include a provision whereby the Company may dismiss the officer with no advance notice in events that deny entitlement to payment of severance pay.

8.2.	Payment for Non-Competition

The compensation committee and board of directors may decide on a one-time payment to the Officer of the Company, including to the chairman and members of the board of directors, except outside directors, with respect to non-competition with the Company. The total amount of the one-time payment to the Officer with respect to non-competition shall not exceed 2 monthly salary to the Officers.

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